Exhibit 2(a)

SHARE PURCHASE AGREEMENT

among

CLIFFS INTERNATIONAL LUX IV SARL,

CENTENNIAL ASSET MINING FUND LLC,

EIKE FUHRKEN BATISTA

and, for limited purposes,

MMX MINERAÇÃO E METÁLICOS S.A.

Dated as of December 12, 2006

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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SCHEDULES

Schedule 3.1.4	Consents of Seller
Schedule 3.2.2	Capitalization
Schedule 3.2.4	Liens on Personal Property
Schedule 3.2.5(a)	Amapá Real Property
Schedule 3.2.5(b)	Title, Leasehold Limitations
Schedule 3.2.5(c)	Description of Mining Rights
Schedule 3.2.5(d)	Mining Rights – Related Real Property
Schedule 3.2.5(e)	Royalties
Schedule 3.2.5(g)	Applications for Exploration Permits
Schedule 3.2.6(a)	Contracts
Schedule 3.2.7	Licenses and Permits
Schedule 3.2.8(a)	Financial Statements
Schedule 3.2.8(b)	Undisclosed Liabilities
Schedule 3.2.10	Labor Relations and Practices
Schedule 3.2.13	Environmental Matters
Schedule 3.2.14(b)	Tax Provisions
Schedule 3.2.15	Insurance
Schedule 3.2.16	Orders and Litigation

EXHIBITS

Exhibit A	Ore Body Testing Program
Exhibit B	Resigning Directors and Officers of the Quotaholder
Exhibit C	Form of Quotaholders’ Agreement
Exhibit D	Form of Management Agreement
Exhibit E	Form of Services Agreement
Exhibit F	Form of Inter-Company Iron Ore Supply Agreement

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”), dated as of December 12, 2006, is made and entered into by and among Cliffs International Lux IV Sarl, a Luxembourg corporation (“Buyer”), Centennial Asset Mining Fund LLC, a Nevada limited liability company (“Seller”), Eike Fuhrken Batista, a citizen and resident of Brazil (“Batista”), and, for limited purposes, MMX Mineração e Metálicos S.A., a Brazilian company (“MMX S.A.”). Capitalized terms used in this Agreement and not defined in context have the definitions set forth in ARTICLE XI.

RECITALS:

A.        Except for three qualifying shares held by directors (the “Directors’ Shares”), Seller is the record and beneficial owner of 1,191,016 common shares, no par value, of Centennial Asset Partipações Amapá S.A., a publicly listed corporation organized and existing in accordance with the Laws of Brazil (the “Quotaholder”), which shares (the “Shares”), together with the Directors’ Shares, constitute as of the date hereof and will constitute as of the Closing all of the issued and outstanding capital shares of the Quotaholder.

B.        The Quotaholder is the record and beneficial owner of 1,988,363 quotas, R$1.00 par value, of MMX Amapá Mineração Ltda., a company organized and existing in accordance with the Laws of Brazil (“MMX Amapá”), which quotas constitute as of the date hereof and will constitute as of the Closing 30% of the issued and outstanding quotas of MMX Amapá.

C.        Except for one quota held by MMX S.A. as the mandatory second quotaholder, MMX Amapá is the record and beneficial owner of all of the issued and outstanding quotas of MMX Logística do Amapá Ltda., a company organized and existing in accordance with the Laws of Brazil (“Logística”), and the record and beneficial owner of 80% of the issued and outstanding quotas of IRX Mineração Ltda., a company organized and existing in accordance with the Laws of Brazil (“IRX” and, together with MMX Amapá and Logística, the “Amapá Subsidiaries”). Seller has agreed to cause the sale and/or transfer, free of charge, by MMX Amapá of all of the outstanding quotas of IRX prior to the Closing or as soon thereafter as practicable with the result that no quotas of IRX will be owned beneficially or of record by any Amapá Company after such sale and/or transfer is complete. Effective as of such sale and/or transfer, IRX shall cease to be an Amapá Subsidiary.

D.        The Amapá Subsidiaries will develop an integrated mining venture with an expected annual production of 6.5 million tons (wet base) of iron ore (the “Amapá Project”) comprising an open pit mine and a processing plant located in the municipality of Pedra Branca do Amapari, in the State of Amapá, in the northern region of Brazil, and an infrastructure of logistics including a railway – the Estrada de Ferro do Amapá (the “Amapá Railway”) – to transport the concentrated iron ore from the mine site to port facilities to be constructed in the municipality of Santana, State of Amapá (the “Santana Port”).

E.        In order to finance the development and construction of the Amapá Project, the Amapá Railway and the Santana Port, MMX Amapá has engaged Banco Itaú BBA S.A. and Banco ABC Brasil S.A. (the “Project Lenders”) to provide debt financing therefor, and will, prior to the Closing Date, enter into a loan, security and other agreements (the “Loan

Agreements”) providing for a US$200 million credit facility and the creation of ancillary security interests, which will include limited recourse to quotaholders.

F.        Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Shares upon the terms and conditions set forth in this Agreement.

G.        MMX S.A. is the record and beneficial owner of 4,639,512 quotas, R$1.00 par value, of MMX Amapá, which quotas constitute as of the date hereof and will constitute as of the Closing 70% of the issued and outstanding quotas of MMX Amapá.

H.        Batista is the ultimate owner of Seller and desires that such sale and purchase of the Shares be consummated on the terms and conditions set forth in this Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

1.1        Sale and Purchase of Shares.   At the Closing, Seller shall sell, assign and transfer all of the Shares to Buyer, and Buyer shall purchase and acquire all of the Shares from Seller, free and clear of all Liens.

1.2        Purchase Price.   In consideration for the Shares, at the Closing Buyer shall pay or cause to be paid to Seller an aggregate purchase price of US$133 million (the “Purchase Price”); such transfer and Purchase Price shall be carried out and payable as provided in this Article I.

1.3        Exchange Transaction.   At the Closing, Seller shall offer the Shares for sale in a “block trade” transaction consisting of 100% of the Shares, on the Stock Exchange, and Buyer shall submit a valid and binding bid for all the Shares at the Purchase Price (converted into Reais at the Exchange Rate on the Business Day immediately preceding its submission) (the “Bid”) through a qualified broker (the “Exchange Transaction”). Seller shall offer the Shares by such time as is required under the rules of the Stock Exchange and the CVM and other applicable Laws in order for the deadline for submitting bids in the Exchange Transaction to expire at 12:30 p.m. (or at any such other time as the parties may agree) on the Closing Date, and Buyer shall submit the Bid prior to such expiration time. If the Bid is confirmed by the Stock Exchange as the winning bid for the purchase of any or all of the Shares in the Exchange Transaction, then Buyer and Seller shall settle such purchase and sale in accordance with the rules of the Stock Exchange and the CVM and other applicable Laws.

1.4        Fees, Expenses and Indemnity.   The fees and expenses of the Stock Exchange and the broker incurred by the parties hereto in connection with the Exchange Transaction and other costs, expenses and taxes, including CPMF resulting from Seller ceasing to be an open company, will be borne by Seller, provided Buyer engages a broker acceptable to Seller in its reasonable discretion, expected to be Banco Pactual S.A. or an Affiliate of Banco Pactual S.A. If, in the Exchange Transaction, Buyer is required to pay more than the Purchase Price to purchase the

Shares because of one or more third party bids, Seller shall promptly indemnify Buyer for such excess amount.

ARTICLE II

CLOSING

Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Seller located at Praia do Flamengo, 154, 10th floor, Rio de Janeiro, Brazil, at 10:00 a.m., on the second Business Day following the satisfaction or waiver of all of the conditions to Closing set forth in ARTICLE V and ARTICLE VI or at such other place and time as the parties may agree. The date on which the Closing occurs is referred to herein as the “Closing Date.” The Closing will be effective at 12:01 a.m. on the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1        Representations and Warranties of Seller Relating to Seller and the Shares.   Seller represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

3.1.1    Organization, Good Standing and Authority.   Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of Nevada. Seller has the requisite power and authority to own, operate and lease its properties and to carry on its business as presently being conducted. Seller is duly qualified to do business and is in good standing in each jurisdiction necessary for Seller to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

3.1.2    Authorization, Validity and Non-Contravention.   This Agreement has been, and at the Closing the Ancillary Agreements will have been, duly and validly executed and delivered by Seller and, assuming the due execution thereof by Buyer and any other parties thereto, constitutes, or will constitute, in the case of the Ancillary Agreements to be executed at the Closing, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting generally the enforcement of creditors’ interests and (b) the availability of equitable remedies (whether in a proceeding in equity or at law). Seller has the requisite power and authority to enter into this Agreement and the Ancillary Agreements and to undertake and perform fully the transactions contemplated hereby and thereby. All necessary action has been taken by and on behalf of Seller and its Affiliates with respect to the authorization, execution, delivery and performance of this Agreement and the Ancillary Agreements. Neither the execution and delivery of this Agreement and the Ancillary Agreements by Seller, nor the performance of its obligations hereunder or thereunder, will (i) violate, conflict with or result in a breach of any Laws or Orders binding on Seller or to which the Shares are subject or Seller’s certificate of formation or limited liability company agreement, (ii) violate, conflict with or result in a breach or termination of, or otherwise give any contracting party additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of, any Contracts to which Seller is a party or by which any of the Shares is bound, or (iii) result in the creation or imposition of any Liens on the Shares.

3.1.3    Title to Shares and Authority.   Seller (a) is the record and beneficial owner of all of the Shares, (b) has full power, right and authority, and any approval required by Law or any Order, to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements, including to sell, assign, transfer and deliver the Shares to Buyer, and (c) has title to the Shares free and clear of any (i) Liens and Taxes, (ii) authorized or outstanding options, plans, offers, warrants, conversion or exchange rights, calls, Contracts, subscriptions, preemptive rights, or other rights or agreements of similar nature (“Options”), or (iii) other Contracts restricting the right of Seller, or obligating Seller, to transfer or sell any Shares. Upon the consummation of the transactions contemplated by this Agreement, Buyer shall acquire title to all of the Shares free and clear of all Liens, Options and Contracts, and Buyer shall become the sole record and beneficial owner of the Shares.

3.1.4    Consents.   Except as set forth on Schedule 3.1.4, no Consent is required to be obtained by Seller in connection with the execution and delivery by Seller of this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

3.1.5    Litigation.   There is no suit, action, proceeding, claim, demand or investigation (“Litigation”) pending or, to the Knowledge of Seller, threatened against Seller which seeks to restrain or prohibit or otherwise challenges the consummation, legality or validity of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, or if pursued and/or resulting in an Order, could reasonably be expected to have a material adverse effect on the right or ability of Seller to sell the Shares or consummate any of the other transactions contemplated by this Agreement or any Ancillary Agreement.

3.1.6    Conduct of Business.   Since its formation, Seller has not conducted any business or engaged in any activities other than passively holding (i) the Shares, (ii) all of the outstanding capital shares of Centennial Asset Participações Corumbá S.A., (iii) all of the outstanding capital shares of Centennial Asset Participações Minas-Rio S.A, (iv) 159,000 shares of MMX S.A. that were purchased in MMX S.A.’s initial public offering in July 2006, and (v) conducting all actions required by the laws of Nevada and by the regulations of CVM and the Central Bank of Brazil to maintain Seller in good standing.

3.1.7    No Brokers or Finders.   Except for the brokers that will be engaged for the purposes of the Exchange Transaction, neither Seller nor any of its Affiliates has employed or will employ any broker, agent or finder in connection with the transaction contemplated by this Agreement.

3.2        Representations and Warranties of Seller Relating to the Amapá Companies.   Seller represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

3.2.1    Organization, Good Standing and Authority.   The Quotaholder is a corporation duly organized and validly existing under the Laws of Brazil, and each of the

Amapá Subsidiaries is a sociedade limitada empresária duly organized and validly existing in accordance with the Laws of Brazil. Each of the Quotaholder and the Amapá Subsidiaries (collectively, the “Amapá Companies”) has the requisite power and authority to own, operate and lease its properties and to carry on its business as presently being conducted.

3.2.2    Capitalization.

(a)        Schedule 3.2.2   sets forth the number of outstanding shares of capital stock or quotas, as applicable, of each Amapá Company, the names of all holders thereof and the number and percentage of shares or quotas, as applicable, owned by each such holder (all of the shares and quotas of the Amapá Companies indicated on Schedule 3.2.2 as issued and outstanding are collectively referred to herein as the “Amapá Interests”). All of the Amapá Interests are duly authorized, validly issued and outstanding, fully paid and nonassessable.

(b)        The Amapá Interests owned by Seller or another Amapá Company are owned beneficially and of record, free and clear of all Liens, Options or Contracts.

(c)        Except as set forth on Schedule 3.2.2, neither Seller nor any Amapá Company owns, beneficially or of record, any stock or other ownership interests in, or controls, any entity other than the Amapá Companies.

(d)        Any and all direct foreign investments made in the Quotaholder have been regularly and timely registered and updated with the Brazilian Central Bank in accordance with the applicable regulations and such registrations accurately reflect the current capitalization of the Quotaholder.

3.2.3    Options or Other Rights.   Except for the Amapá Interests, (a) there are no shares of capital stock or other securities (whether debt, equity or a combination thereof) of any Amapá Company issued and outstanding; (b) there are no restrictions or other obligations with respect to the sale or transfer of any of the Amapá Interests, or evidencing the right to issue or to subscribe for any Amapá Interests, or giving any Person any rights with respect to any Amapá Interests or any other capital stock or other securities (whether debt, equity or a combination thereof) of any Amapá Company; (c) there are no stock appreciation, phantom stock, profit participation or similar rights with respect to any Amapá Company authorized or outstanding; and (d) there are no voting trusts, proxies or other agreements or understandings existing with respect to the voting of the capital stock or other equity interests of any Amapá Company.

3.2.4    Title to Personal Property.   Except as set forth on Schedule 3.2.4, each Amapá Company has good and marketable title to, or valid and enforceable leasehold interests in, all personal property owned or leased by such Amapá Company (the “Amapá Personalty”) free and clear of all Liens except (a) Liens set forth on Schedule 3.2.4 and (b) Permitted Liens. Schedule 3.2.4 sets forth a list of all Amapá Personalty with a book value in excess of US$100,000 and all leases and agreements in respect of Amapá Personalty. True, complete and correct copies of all leases of Amapá Personalty have been delivered to Buyer, and all such leases are in full force and effect and constitute valid and binding agreements in accordance with their respective terms. The Amapá Personalty is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it is used.

3.2.5    Real Property; Mining Rights.

(a)        Schedule 3.2.5(a) identifies all real property owned, leased, possessed or otherwise occupied by any of the Amapá Companies, including real property in respect of which any of the Amapá Companies holds undisputed possession and unrestricted access, acquisition or other in rem rights (collectively, the “Amapá Real Property”), indicating, in each case, the basis upon which title, occupation or other rights are held in respect of each parcel of Amapá Real Property.

(b)        Except as provided in Section 3.2.5(d) and in Schedule 3.2.5(b), the Amapá Companies have good and marketable title to, valid and subsisting leasehold or acquisition interests in or to, and/or valid, binding and enforceable rights to, the Amapá Real Property, as the case may be, free and clear of any Liens.

(c)        The mining venture included in the Amapá Project will exploit iron ore resources and reserves contained in the mining areas comprised in tenements DNPM nos. 852.730/93, 858.010/99 and 858.114/04. The rights held by MMX Amapá in connection with such tenements are listed and described in Schedule 3.2.5(c) (the foregoing rights collectively referred to as the “Mining Rights”). The Mining Rights have been assigned by MPBA to MMX Amapá pursuant to a certain assignment agreement dated as of July 14, 2006 and unconditionally approved by the DNPM by a decision published on September 29, 2006 (the “Assignment”). MMX Amapá has valid, binding and enforceable rights as to the Mining Rights, free and clear of any Liens. Each Mining Right (i) was regularly and duly granted by the appropriate granting authority, (ii) is in full force and effect and (iii) is not the subject of any Litigation or contest of any private party or Governmental Authority whatsoever. MMX Amapá has duly and punctually performed all of its obligations in connection with the Mining Rights.

(d)        Schedule 3.2.5(d) identifies, in respect of each Mining Right, the Amapá Real Property (i) which overlies such Mining Right; (ii) upon which the processing facilities of the Amapá Companies are or are to be situated; and (iii) upon which the Santana Port is to be situated. Although the Amapá Companies do not presently own or hold acquisition, servitude (right-of-way) or other in rem rights in or to such overlying lands, the Amapá Companies have reached reasonable accommodations with, and have adequately indemnified, the occupiers and/or owners of all lands overlying the Mining Rights so as to permit undisputed possession thereof but not property or other in rem rights. The Amapá Companies have open, bona-fide, peaceful and undisputed possession as to all such overlying lands and, to the Knowledge of Seller, and except as set forth on Schedule 3.2.5(b) or Schedule 3.2.5(e), there are no existing circumstances, conditions or events that could reasonably be expected to jeopardize, impair or diminish the Amapá Companies’ possession rights as to any such overlying lands or that would otherwise result in payment of additional fees and/or indemnification that are materially burdensome to the Amapá Companies.

(e)        Schedule 3.2.5(e) identifies, in respect of each Mining Right and each parcel of the Amapá Real Property, all royalties, other payments (including payments in respect of the Assignment) and other obligations or burdens of the Amapá Companies which relate thereto, other than royalties and other payments due as a result of applicable law.

(f)        Pursuant to a letter agreement dated as of November 8, 2005 (the “MPBA Letter Agreement”), MMX Amapá has secured the right to explore for iron and other non-precious metals in tenement DNPM no. 851.676/92 held by MPBA, subject to the terms and conditions set forth in the Exploration Agreement and the terms of the MPBA Letter Agreement. Exploration works in such tenement are in progress.

(g)        Schedule 3.2.5(g) contains a complete description of all current applications for exploration permits (requerimentos de alvará de pesquisa) filed with DNPM on behalf of MMX Amapá by an Affiliate of MMX Amapá, which have been assigned by contract by such Affiliate to MMX Amapá and are pending approval by DNPM.

3.2.6    Contracts.   (a) Schedule 3.2.6(a) lists all leases, agreements and other contracts and legally binding contractual rights and obligations (collectively, “Contracts”) of a type described below to which an Amapá Company is a party or by which an Amapá Company is bound:

(i)      Any employment, severance or consulting Contract with an employee or former employee that is not terminable at will by the applicable Amapá Company;

(ii)      Any stock option, retirement, pension, bonus, profit sharing, group insurance, medical or other fringe benefit plan or program providing for employee benefits;

(iii)    Any collective bargaining Contract with any labor union;

(iv)    Any Contract relating to cleanup, abatement or other actions (other than monitoring or reporting in the Ordinary Course of Business) in connection with environmental liabilities which involves aggregate future payments by or to an Amapá Company in excess of US$250,000;

(v)     Any indenture, mortgage, indemnity, loan, promissory note or other Contract under which an Amapá Company has borrowed any money or issued any note, bond, indenture or other evidence of indebtedness for or guaranteed indebtedness for money borrowed by others or under which any Person has issued a letter of credit with respect to which an Amapá Company has any liability;

(vi)     Any warranty, guaranty or other similar undertaking with respect to a contractual performance extended by an Amapá Company other than in the Ordinary Course of Business;

(vii)    Any Contract with any marketing representative or sales agent having a remaining term in excess of one year and which is not terminable without penalty on 90 calendar days’ or less notice;

(viii)    Any Contract under which an Amapá Company is (i) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third Person, (ii) a lessor of real property, or (iii) a lessor of any tangible personal property owned by an Amapá Company, in each case which requires annual payments in excess of US$250,000;

(ix)      Any Contract (excluding purchase orders for materials, products or other goods or services or subcontracts for services) requiring future payments by an Amapá Company in excess of US$250,000 annually;

(x)      Any Contract for the sale, lease, license or disposition, whether by or to an Amapá Company, of materials, products or other goods or services in excess of US$250,000;

(xi)     Any Contract under which an Amapá Company has advanced or loaned any amount to any of its directors, officers, employees, shareholders, quotaholders or other Affiliates;

(xii)    Any Contract regarding confidentiality, whether relating to information of an Amapá Company or any other Person;

(xiii)    Any Contract (or group of related Contracts) in excess of US$50,000 entered into outside of the Ordinary Course of Business;

(xiv)    Any joint venture, partnership, shareholders, quotaholders or other Contract involving the voting of shares of capital stock or other equity interests of, or a sharing of profits, losses, costs or liabilities by, an Amapá Company with any other Person;

(xv)    Any Contract which prohibits or restricts an Amapá Company from engaging in any line of business or from competing with any other Person;

(xvi)    Any other services, construction or similar Contracts related to the Amapá Project, including those relating to (a) the exploration, mining, processing, sale, transportation and exportation of iron ore and/or concentrates, (b) the construction and operation of an open pit mine and processing plant, (c) the construction, development and operation of the Santana Port, and (d) the revitalization, maintenance and operation of the Amapá Railway; and

(xvii)    Any other Contract material to the conduct by an Amapá Company of its business.

(b)        Each Contract listed on Schedule 3.2.6(a) has been provided or made available to Buyer, and each Contract to which any Amapá Company is a party is a valid, binding and enforceable obligation of the Amapá Company party thereto and, to the Knowledge of Seller, of each other party thereto, and is in full force and effect. The applicable Amapá Company and, to the Knowledge of Seller, each other party thereto has performed in all material respects the obligations required to be performed by it under each of such Contracts, and no Amapá Company or, to the Knowledge of Seller, any other party thereto is (in each case, with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder.

(c)        Each of the Exploration Agreement and the MPBA Letter Agreement is a valid, binding and enforceable obligation of each of MMX Amapá and MPBA in accordance with its own terms, and is in full force and effect. Seller has provided Buyer with true, correct and complete copies of each of the Exploration Agreement and the MPBA Letter Agreement, including any and all amendments thereto. Each of MMX Amapá and, to the Knowledge of Seller, MPBA has performed in all material respects the obligations required to be performed by it under the Exploration Agreement. Neither MMX Amapá nor, to the Knowledge of Seller, MPBA is (in each case, with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. To the Knowledge of Seller, (i) each MPBA Right was regularly and duly granted by the appropriate granting authority, is in full force and effect and is not subject to any Litigation or contest by any private party or Governmental Authority; and (ii) MPBA has duly and punctually performed all of its obligations in connection with any MPBA Right, including all required payments where applicable pursuant to Law No. 7.990 of December 28, 1989 (financial compensation in respect of the exploration and recovery of minerals), Law No. 8.901 of June 30, 1994 (payments due to landowners as a result of mining) and Decree-law No. 227 of February 28, 1967 (annual tax required to be paid by Article 20, Item II of the Brazilian Mining Code).

(d)        Logística entered into an agreement with the State of Amapá as of March 9, 2006 providing Logística with the concession to operate on an exclusive basis, subject to the terms and conditions thereof, the Amapá Railway for an initial period of 20 years (the “Railway Concession Agreement”). The Railway Concession Agreement is a valid, binding and enforceable obligation of each of Logística and the State of Amapá and is in full force and effect. Seller has provided Buyer with a true, correct and complete copy of the Railway Concession Agreement, including any and all amendments thereto. Each of Logística and, to the Knowledge of Seller, the State of Amapá has performed in all material respects the obligations required to be performed by it under the Railway Concession Agreement. Neither Logística nor, to the Knowledge of Seller, the State of Amapá is (in each case, with or without the lapse of time or the giving of notice, or both) in breach or default thereunder.

3.2.7    Licenses and Permits.   Schedule 3.2.7 sets forth a complete and accurate list and description of all material licenses, permits, authorizations, grants, approvals, franchises, waivers, Consents, qualifications and similar documents and authorities issued or granted by a Governmental Authority (each, a “Permit”) held by an Amapá Company or used in connection with the business of an Amapá Company (each, an “Amapá Permit”). The Amapá Companies and any third Person directly involved in their activities have all of the material Permits necessary for the operation of their business as currently conducted. The Amapá Companies are in compliance in all material respects with the terms of each Amapá Permit. None of the Amapá Permits will terminate or otherwise become invalid, be suspended or require renewal as a result of the purchase and sale of the Shares or the other transactions contemplated by this Agreement. To the Knowledge of Seller, except as otherwise disclosed in this Agreement and the schedules hereto, there are no existing circumstances, conditions or events other than customary project risks that are inherent to the business of the Amapá Companies as it is presently conducted that could reasonably be expected to prevent the issuance of all other Permits that will be necessary for the development, construction and operation of the business of any Amapá Company as proposed to be conducted.

3.2.8    Financial Statements; Undisclosed Liabilities.

(a)        Schedule 3.2.8(a) contains (i) unaudited balance sheets of MMX Amapá at December 31, 2004 and 2005 and the related statements of operations and statements of sources and uses of funds for the fiscal years then ended, (ii) unaudited balance sheets of MMX Amapá and of Logística at June 30, and September 30, 2006 (such balance sheets at September 30, 2006 of each of MMX Amapá and Logística being defined as the “Balance Sheet”) and the related statements of operations and statements of sources and uses of funds for the fiscal periods then ended and (iii) audited balance sheets of the Quotaholder at June 30, and September 30, 2006 and the related statements of operations and statements of sources and uses of funds for the fiscal periods then ended, accompanied by the accountants reports thereon. Such financial statements present fairly, in all material respects, the financial position of the Amapá Companies to which they relate as of the dates thereof and the results of their operations and cash flows for the periods specified therein in conformity with the regulations of the Brazilian Securities Commission (CVM) and with Brazilian generally accepted accounting principles, consistently applied. All liabilities reflected on the Balance Sheet running to MMX S.A. or any Affiliate of MMX S.A. relate only to the development of the Amapá Project.

(b)        Except as set forth in Schedule 3.2.8(b), none of the Amapá Companies has any indebtedness or other liability whatsoever, whether known, due or to become due, accrued, absolute, contingent or otherwise, direct or indirect, which is not shown or provided for on the Balance Sheet, or, in the case of the Quotaholder, on the September 30, 2006 balance sheet referred to in Section 3.2.8(a)(iii), other than current liabilities incurred or accrued in the Ordinary Course of Business consistent with past practice since September 30, 2006, and, to the Knowledge of Seller, there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such an indebtedness or other liability.

3.2.9    Accounts Receivable.   All trade and other accounts receivable of the Amapá Companies have arisen only from bona fide transactions in the Ordinary Course of Business, and none of such accounts is more than 90 days past due. All of the accounts receivable reflected on the Balance Sheet or arising subsequent to September 30, 2006 (but on or prior to the Closing Date) have been collected or are current and collectible (without resort to litigation or extraordinary collection activity) within 90 days after the Closing Date in amounts not less than the aggregate amount thereof, net of reserves established in accordance with Brazilian generally accepted accounting principles, consistently applied and carried on the books of the Amapá Companies.

3.2.10    Labor Relations and Practices.   Except as set forth on Schedule 3.2.10,

(a)        no Amapá Company is a party to or bound by or subject to any Contract with any labor union;

(b)        and except for the collective bargaining agreement that is currently being negotiated by MMX Amapá with the relevant labor union, a true and accurate copy of the current draft of which has already been provided to Buyer, there does not now exist and since January 1, 2003 there has not existed any (i) labor strike, work stoppage, slow down or interruption of work affecting any Amapá Company, (ii) arbitration, grievance or claim pending before a labor court in Brazil involving any Amapá Company, (iii) other labor controversy involving any Amapá Company, or (iv) written threat of the foregoing;

(c)        no Amapá Company is now or has been, since January 1, 2003, engaged in, or has been charged with, any unfair labor practice; and

(d)        there are no pending unfair labor practice charges or discrimination complaints relating to race, color, national origin, sex, religion, age, marital status or handicap against any Amapá Company before any federal, state or local board, department, commission or agency, nor, to the Knowledge of Seller, have any been threatened.

3.2.11    Employees; Employee Plans; Outsourcing.

(a)        Each Amapá Company provides to its employees health, dental and other incidental, customary benefits; all of such benefits expire upon the cessation of employment of an employee, regardless of the reason therefor; other than these benefits, there are no employee benefit plans provided by any Amapá Company.

(b)        Each of the Amapá Companies has, and, to the Knowledge of Seller, any Persons providing consulting services or outsourced work force to any Amapá Company have, complied in all material respects with any obligations imposed on employers with respect to their employees by applicable labor, social security or tax Laws and Orders.

3.2.12    Workers’ Injuries.   There are no pending claims of employees or former employees for compensation for any injury, disability or illness resulting from their employment with any Amapá Company.

3.2.13    Environmental.   Except as listed or described on Schedule 3.2.13 (a) no Amapá Company has any liability under any Environmental Law (including any obligation to reclaim or remediate any Environmental Condition whether caused by an Amapá Company or a third Person) applicable to the Amapá Real Property or otherwise relating to the business of any Amapá Company, (b) no Amapá Company is in violation of any Environmental Law and each Amapá Company has complied in the past and is currently complying with Environment-related practices and standards suitable to its business, (c) there exists no Environmental Condition with respect to the Amapá Real Property or otherwise relating to the business of any Amapá Company, (d) there have not been any discharges originating from the Amapá Real Property to the Environment or any public or private treatment facility except in compliance with applicable Environmental Laws, (e) there are not located under any Amapá Real Property any underground storage tanks, which liability, violation, Environmental Condition, discharge or underground storage tanks could reasonably be expected to result in a Material Adverse Effect, and (f) to the Knowledge of Seller, there are no, and there have never been any, administrative or judicial Environment-related proceedings or investigations against any of the Amapá Companies or otherwise relating to its activities or business or to any parcel of Amapá Real Property.

3.2.14    Taxes.

(a)        Each of the Amapá Companies has timely filed (or has had filed on its behalf) or caused to be timely filed with the appropriate national, state, local and foreign taxing authorities all returns, reports and information returns and statements relating to Taxes (including amendments thereto) (collectively, “Tax Returns”) required to be filed by it on or prior to the Closing Date (taking into account all extensions of due dates). All such Tax Returns were correct and complete in all material respects.

(b)        Each of the Amapá Companies has timely paid all Taxes owed by it. No penalties or other charges are due with respect to the late filing of any Tax Return of the Amapá Companies required to be filed on or before the Closing Date (taking into account all extensions of due dates). Each of the Amapá Companies has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or other third party. The unpaid Taxes of the Amapá Companies through the Closing Date will not exceed the respective provisions established therefor (applied separately on a provision-by-provision basis), which provisions are reflected on Schedule 3.2.14(b).

(c)        The Amapá Companies file Tax Returns only in Brazil; no Tax Return filed by any Amapá Company has been audited. There are no waivers or extensions of any applicable statute of limitations, or agreements to any extension of time, for the assessment or collection of such Taxes with respect to any such Tax Returns, which waivers, extensions or agreements currently are in effect. To the Knowledge of Seller, since January 1, 2003, no claim has been made by an authority in a jurisdiction where the Amapá Companies do not file Tax Returns that they are or may be subject to taxation by that jurisdiction, and no such claim exists.

(d)        None of the Amapá Companies (i) has been the subject of any determination by any taxing authority or other Governmental Authority in respect of Taxes that would have a continuing effect after the Closing Date or (ii) is a party to any Tax allocation or sharing Contract.

(e)        No action, suit, proceeding, investigation, audit, claim or assessment is presently pending or, to the Knowledge of Seller, has been proposed with regard to any Taxes that relates to any Amapá Company for which any such company would be liable.

(f)        None of the Amapá Companies is required to make any adjustment by reason of a change in accounting method or otherwise.

(g)        All available credits, rebates and refunds with respect to, all income, sales, value added and other Taxes taken or claimed by any Amapá Company were properly available to, and properly taken or claimed by, such company.

3.2.15    Insurance.   Schedule 3.2.15 sets forth a true and complete list of all material policies of life, fire, workmen’s compensation, product liability, general liability, automobile and other forms of insurance, including title insurance, owned or maintained by an Amapá Company, true, complete, and correct copies of which Seller has provided to Buyer. Schedule 3.2.15 also sets forth a brief description of all material outstanding insurance claims made by, on behalf of, or against any insurance policy listed thereon.

3.2.16    Orders and Litigation.   Except as set forth on Schedule 3.2.16, there are no Orders or Litigation by any Amapá Company or against any Amapá Company or any of their assets either pending or, to the Knowledge of Seller, threatened, which involve an amount in excess of US$100,000 individually or US$250,000 in the aggregate or involve a material amount of the property and assets, or material rights or obligations, of any Amapá Company. To the Knowledge of Seller, there is no basis for any such Order or Litigation.

3.2.17    Compliance With Laws.   Each of the Amapá Companies has complied in all material respects with, and is not in violation of or in default in any material respect under, any Laws or Orders applicable to it or to the conduct of its business.

3.2.18    Conduct of Business.   Since December 31, 2005, (a) the business of the Amapá Companies has been conducted only in the Ordinary Course of Business (including in respect of the payment or declaration of any dividends or other distributions) and (b) there has not occurred any Material Adverse Effect, including any damage, destruction, loss or abandonment (whether or not covered by insurance) which, individually or in the aggregate, has or, to the Knowledge of Seller, could reasonably be expected to have a Material Adverse Effect. Since formation, the Quotaholder has not conducted any business or engaged in any activities other than holding quotas in MMX Amapá, and the Amapá Subsidiaries have not conducted any business or engaged in any activities other than the exploration of iron ore deposits and the revitalization, maintenance and operation of the Amapá Railway.

3.2.19    Intellectual Property.   No Amapá Company owns or leases any material intellectual property, including patents and trademarks, trade names, service marks or registered copyrights, or registrations and applications therefor.

3.2.20    Assets.   Except as provided in Section 3.2.5, the real property and the personal property that will be owned or leased by any Amapá Company on the Closing Date constitute all of the properties and assets used or held for use primarily in connection with the business of the Amapá Companies and there are no assets (whether tangible or intangible) used in such business that are not owned or held under a valid and enforceable right to use by an Amapá Company.

3.2.21    Antitrust.   No consent is required to be obtained by Seller from Conselho Administrativo de Defesa Econômica of the Ministry of Justice of the Federative Republic of Brazil or from any other antitrust authority (the “Antitrust Authorities”), nor is any filing or communication required to be made by Seller to the Antitrust Authorities, assuming that Buyer is not required to obtain such Consent or make such filings and communications, in connection with the execution and delivery by Seller of this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

3.2.22    Texaco Easement.   It is not necessary to restructure the pipeline operated by Texaco Brasil S.A. Produtos de Petróleo on the Amapá Project site in order to carry out the Amapá Project.

3.2.23    Accuracy of Statements.   To the Knowledge of Seller, none of the information contained in the representations, warranties or covenants of Seller in this Agreement (including attachments) contains any untrue statement of fact or omits to state a fact necessary to make the statements contained herein not misleading in light of the circumstances under which they were made. All documents which Seller has provided or made available to Buyer are true, complete and correct copies of the documents they purport to represent.

3.3        Representations and Warranties of Batista.   Batista represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

3.3.1    Authority.   Batista has the requisite power and authority to own, operate and lease his properties and to consummate the transactions contemplated by this Agreement.

3.3.2    Authorization, Validity and Non-Contravention.   This Agreement and each of the Ancillary Agreements to which Batista is a party has been duly and validly executed and delivered by Batista and, assuming the due execution hereof and thereof by the other parties hereto, constitutes the legal, valid and binding obligation of Batista, enforceable against Batista in accordance with its terms, except as such enforceability may be limited by (a) insolvency or similar laws relating to or affecting generally the enforcement of creditors’ interests and (b) the availability of equitable remedies (whether in a proceeding in equity or at law). Batista has the requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which Batista is a party and to undertake and perform fully the transactions contemplated hereby and thereby. Neither the execution and delivery of this Agreement and each of the Ancillary Agreements to which Batista is a party by Batista nor the performance of his obligations hereunder and thereunder will (i) violate, conflict with or result in a breach of any Law or Orders binding on Batista or (ii) violate, conflict with or result in a breach or termination of, or otherwise give any contracting party additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of, any Contracts to which Batista is a party or by which Batista is bound which would prevent the consummation by Batista of the transactions contemplated by this Agreement and each of the Ancillary Agreements to which Batista is a party.

3.3.3    No Brokers or Finders.   Except for the brokers that will be engaged for the Exchange Transaction, Batista has not employed, and will not employ, any broker, agent or finder in connection with the transactions contemplated by this Agreement.

3.3.4    No Consents.   No Consents are required to be obtained by Batista in connection with the execution and delivery by Batista of this Agreement or the consummation of the transactions contemplated hereby.

3.4        Representations and Warranties of Buyer.   Buyer represents and warrants to Seller as of the date hereof and as of the Closing as follows:

3.4.1    Organization, Good Standing and Authority.   Buyer is a corporation duly organized, validly existing and in good standing under the laws of Luxembourg. Buyer has the requisite power and authority to own, operate and lease its properties and to carry on its business as presently being conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction necessary for Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

3.4.2    Authorization, Validity and Non-Contravention.   This Agreement has been, and at the Closing the Ancillary Agreements will have been, duly and validly executed and delivered by Buyer and, assuming the due execution thereof by Seller and any other parties thereto, constitutes, or will constitute, in the case of the Ancillary Agreements to be executed at the Closing, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting generally the enforcement of creditors interests and (b) the availability of equitable remedies (whether in a proceeding in equity or at law). Buyer has the requisite power and authority to enter into this Agreement and the Ancillary Agreements and to undertake and perform fully the transactions contemplated hereby and thereby. All necessary action has been taken by and on behalf of Buyer and its Affiliates with respect to the authorization, execution, delivery and performance of this Agreement and the Ancillary Agreements. Neither the execution and delivery of this Agreement and the Ancillary Agreements by Buyer nor the performance of its obligations hereunder or thereunder, as applicable, will (i) violate, conflict with or result in a breach of any Law or Orders binding on Buyer or Buyer’s articles of incorporation or (ii) violate, conflict with or result in a breach or termination of, or otherwise give any contracting party additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of, any Contracts to which Buyer is a party or by which Buyer is bound which would prevent the consummation by Buyer of the transactions contemplated by this Agreement and the Ancillary Agreements.

3.4.3    No Brokers or Finders.   Except for the brokers that will be engaged for the purposes of the Exchange Transaction, Buyer has not employed, and will not employ, any broker, agent or finder in connection with the transactions contemplated by this Agreement.

3.4.4    No Consents.   Except for registration with the Central Bank and the CVM as required under applicable Brazilian law, no Consents are required to be obtained by Buyer in connection with the execution and delivery by Buyer of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

3.4.5    Independent Investigation.   Buyer acknowledges that it has conducted its own independent review and analysis of each of the Amapá Companies and that it has been provided access to records in possession of Seller relating thereto for this purpose. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties set forth in this Agreement and any Ancillary

Agreement and acknowledges that Seller does not make any representations and warranties other than those set forth in this Agreement. For the avoidance of doubt, Seller acknowledges that Buyer may rely upon and is entitled to the benefits of the representations and warranties made in this Agreement notwithstanding the investigation by Buyer referred to in this Section 3.4.5. Buyer has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Shares, and is capable of bearing the economic risk of such investment.

3.4.6    Financing.   Buyer will have on the Closing Date immediately available funds sufficient in the aggregate to enable Buyer to comply with Sections 1.2 and 1.3 and 1.4.

3.4.7    Antitrust.   No Consent is required to be obtained by Buyer from the Antitrust Authorities, nor does any file or communication have to be made by Buyer to the

3.4.8    Antitrust Authorities, assuming that Seller is not required to obtain such Consent or make such filings and communications, in connection with the execution and delivery by Buyer of this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

ARTICLE IV

COVENANTS

4.1        Efforts; Further Assurances.   Each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, and cooperate with each other to do so, including obtaining as promptly as practicable all Consents necessary in order to consummate the transactions contemplated by this Agreement. If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties shall take such further action (including the execution and delivery of such further instruments and documents) as any other party may reasonably request. As promptly as practicable following the date hereof, Seller shall submit to the CVM such notices, filings or other submissions as are required to obtain a Ruling 361 waiver. The Parties shall keep each other timely informed of the progress and status of submissions.

4.2        Full Access.   Upon reasonable notice, Seller shall permit, and Seller shall cause the Quotaholder to permit, representatives of Buyer to have access, to the extent not prohibited by law, to all premises, properties (whether real, personal or otherwise and whether for physical inspection, environmental site assessment or otherwise), books, records (including tax records), contracts and documents of the Amapá Companies; provided, however, that Buyer shall have such access only during regular business hours and shall not unreasonably interfere with the Amapá Companies’ normal business operations. Seller shall further cause the managerial employees, counsel, environmental consultants and regular independent certified accountants of the Amapá Companies to be available upon reasonable advance notice to answer questions of Buyer concerning the business and affairs of the Amapá Companies and, in the case of environmental consultants, to make available all environmental data and reports in their possession relating to the Amapá Companies, and, at Buyer’s sole election and expense, to update previously prepared environmental reports relating to the Amapá Companies.

4.3        Actions Consistent with Representations, Warranties and Covenants.   Prior to the Closing Seller will not, without the prior written consent of Buyer, take or omit to take any action, and Seller will recommend to MMX S.A. that it not take or omit to take any action, that would cause any of the representations or warranties of Seller contained in Section 3.1 or 3.2 limited by materiality to be untrue or incorrect, or any other such representations or warranties to be materially untrue or incorrect, as of the Closing or any day prior to the Closing if made as of such date or that would result in a breach of any covenant made by Seller in this Agreement.

4.4        Public Announcements and Other Disclosures.   Except as is in the reasonable judgment of Buyer’s counsel or Seller’s counsel required by applicable Law, neither Buyer nor Seller will make any public announcement or other disclosure (including any disclosure to a customer or industry participant) or take any corporate or shareholder/quotaholder action that is reasonably likely to require any such announcement or disclosure in respect of this Agreement or the transactions contemplated hereby prior to the Closing Date without the prior written consent of the other, which consent shall not be unreasonably withheld. The parties shall in good faith review and agree on the terms of separate press releases to be issued at the time of Closing.

4.5        No Solicitation.   Seller shall not, nor shall Seller authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other representative retained by it to, (i) solicit, initiate or encourage any other bid, (ii) enter into any agreement with respect to any other bid or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any other bid. As used in this Section 4.5, “other bid” means any proposal for a merger, sale of securities, sale of substantial assets or similar transaction involving any Amapá Company, other than the transactions contemplated by this Agreement.

4.6        Update of Schedules.   Seller may, from time to time prior to two days before the Closing Date, by notice in accordance with this Agreement, supplement or amend any Schedule to provide for matters permitted during the period from the date hereof to the Closing, and to correct any matter that would otherwise constitute a breach of any representation or warranty contained in this Agreement; provided, however, that such supplement or amendment will be entirely disregarded for purposes of Section 5.1. Notwithstanding any other provision hereof, if the Closing occurs, any such supplement or amendment of any Schedule will be effective to cure and correct for purposes of ARTICLE VII any breach of any representation or warranty that would have existed by reason of Seller not having made such supplement or amendment.

4.7        Tax Matters.

(a)        Access.   After the Closing, upon reasonable notice, each of Seller, on the one hand, and Buyer, on the other hand, will give, or cause to be given, to the representatives, employees, counsel and accountants of the other relating to periods prior to or including the Closing, access to and will permit such persons to examine and copy all books and records, including all files, invoices, forms, accounts, correspondence, production records, technical, accounting, manufacturing and procedural manuals and employment records, relating to the Amapá Project, the Amapá Railway, the Santana Port and the Amapá Companies (collectively, “Records“) to the extent reasonably requested by the other in connection with tax and financial reporting matters (including any Tax Return relating to state or local real property transfer or gains Taxes), audits, legal proceedings, governmental investigations and other business purposes; provided, however, that nothing herein will obligate any party to take actions that would unreasonably disrupt the normal course of its business, violate the terms of any Contract to which it is a party or to which it or any of its assets is subject or grant access to any of its proprietary, confidential or classified information. The parties hereto will, and will cause their respective Affiliates to, cooperate with each other in the conduct of any Tax audit, claim for refund of Taxes, or similar proceedings involving or otherwise relating to the Amapá Companies or the Amapá Project, the Amapá Railway or the Santana Port (or the income therefrom or assets thereof) with respect to any Tax.

(b)        Pre-Closing Tax Liabilities.   Seller will pay, and indemnify Buyer from and against, any Taxes (including reasonable attorneys’ and accountants’ fees and other reasonable out-of-pocket expenses incurred in connection therewith) (i) imposed upon or payable by any Amapá Company with respect to any taxable period or portion thereof that ends on or before the Closing Date or (ii) relating to any payments required to be made under any Tax indemnity, Tax sharing or Tax allocation agreement among Seller and the Amapá Companies under which an Amapá Company was obligated, or was a party, on the Closing Date.

(c)        Goodwill Amortization.   Each of Buyer and MMX S.A. and Batista, as the case may be, will vote and cause its Affiliates to vote in favor of and cause the necessary steps to permit the spin-off of the Quotaholder’s equity interest in MMX Amapá to a Brazilian limited liability company (“sociedade empresária limitada”) controlled by Buyer and the subsequent transfer, for a nominal amount, of all of Buyer’s shares of the Quotaholder to an Affiliate of Batista and (ii) the pushdown into MMX Amapá of the goodwill associated with the Purchase Price paid by Buyer and the amortization thereof by MMX Amapá, all such steps on bases to be discussed in good faith and agreed upon Buyer, MMX S.A. and Batista in accordance with the applicable provisions of Brazilian Law and Brazilian accounting principles, provided that the prior and express approval of the CVM as to such steps shall have been applied for and obtained in due course.

4.8        Sale or Transfer of IRX.   As promptly hereafter as possible, Seller shall complete the sale and/or transfer, free of charge or costs to MMX Amapá, of all of the interests in IRX owned by it with the result that no interests in IRX shall be owned by any Amapá Company.

4.9        Further Debt Financing.   In addition to the debt financing referred to in Section 5.7, MMX S.A. shall pursue diligently debt financing for MMX Amapá to meet probable cost overruns in the construction of the Amapá Project provided that the covenant contained herein shall not be interpreted to imply that MMX S.A. will be required to unilaterally secure any debt financing or provide any guarantee or grant collateral to support any such financing for the Amapá Project if Buyer and its ultimate controlling parent company fail to provide their pro-rata share of guarantee or collateral.

4.10        December 31, 2006 Balance Sheets.   Seller shall provide to Buyer, as soon as available, true and correct copies of the December 31, 2006 unaudited balance sheets for MMX Amapá and Logística and the related statements of operations and sources and uses of funds for the fiscal year then ended.

4.11        Interim Period.   In the period from the date hereof to the Closing, the business and operations of the Amapá Companies shall be conducted prudently and in a manner that is consistent with commercially reasonable practices for a company engaged in the development of an iron ore mine, related beneficiation facilities and railroad and port facilities. Seller shall keep Buyer fully informed as to such business and operations and shall consult with Buyer on decisions having material developmental, operational or financial implications for the Amapá Project.

4.12        Transfer of Directors’ Shares.   At Closing or as promptly thereafter as practicable Seller shall cause each the directors of the Quotaholder (three) who holds a Directors’ Share to transfer to Buyer or Buyer’s nominee such Share and each such nominee shall be nominated a director of the Quotaholder by Buyer in the latter’s capacity as the new controlling shareholder of the Quotaholder. Seller shall cause such transfers to be made at no cost to Buyer. No adjustment to the Purchase Price shall be made as a consequence of the transfer of Directors’ Shares. Such Shares shall be transferred free and clear of any Liens or other encumbrances.

4.13        Ore Body Testing.

(a)        Seller has caused to be delivered to Buyer by December 11, 2006 the drill core samples referred to on Exhibit A, “Ore Body Testing Program”.

(b)        Buyer shall proceed diligently and in good faith to carry out phases 2 and 3 of the foregoing Ore Body Testing Program.

4.14        Non-competition.   In the period from the date hereof through Closing, Seller and Buyer each agree that as to any prospective iron ore mining project (including the construction of a pig iron or pelletizing facility) in the State of Amapá which comes to its attention, or to the attention of any of its Affiliates, which it or such Affiliate(s) wishes to pursue, it will present that opportunity to the other for possible joint pursuit within a reasonable time frame and on reasonable terms in the circumstances; provided, however, (i) with respect to the pig iron/metalics and semi-finished plant in Amapá referred to in the MMX S.A. offering circular dated July 21, 2006, which may be developed totally or partially, Buyer shall be offered participation on the same terms MMX S.A. has offered the parties with which it is negotiating, and (ii) that Buyer acknowledges that Seller’s Affiliate, MMX S.A., is discussing with a steel company a possible joint project to install a metalics plant in Amapá, and agrees that this Section 4.14 shall not apply to that prospect so long as MMX S.A. has entered into a binding agreement to undertake that project by January 31, 2007.

4.15        Merger of Logística.   The Parties hereto have agreed that Logística will be merged with and into MMX Amapá as soon as practicable, and agree to use commercially reasonable efforts, including applying for approval in respect thereof by the government of the State of Amapá, to achieve that before Closing. At the time such merger becomes effective, the

Quotaholders Agreement will be amended to delete the references to and provisions concerning Logística.

4.16        Merger of CCI Brazilian Entity into MMX Amapá.   Buyer will vote and cause its Affiliates to vote in favor of and cause to be taken the necessary steps to effect (i) Buyer’s contribution of the Shares into a newly formed Brazilian entity (“Newco Brazil”) in which Buyer will hold a controlling interest; (ii) the upstream merger of the Quotaholder with and into Newco Brazil (“Upstream Merger”), in which Upstream Merger Newco Brazil will be the surviving entity and (iii) the merger of Newco Brazil, as the surviving entity of the Upstream Merger, with and into MMX Amapá (“Downstream Merger”), in which Downstream Merger MMX Amapá will be the surviving entity, having as quotaholders MMX S.A. and Buyer.

4.17        Provision of Corporate Guarantees.  In the context of the Loan Agreements referred to in Section 5.7 hereof or any other debt financing required pursuant to Section 4.9, MMX S.A. and Buyer’s ultimate controlling parent Cleveland-Cliffs Inc. shall provide corporate guarantees in favor of the Amapá Project lenders, which guarantees shall terminate upon Amapá Project completion (as this term will be defined in the Loan Agreements).

4.18        Financing of Port Land Acquisitions.   MMX S.A. and Seller shall be responsible for paying the purchase price for (i) the 71.57 ha. land at the Santana Port referred to in the Public Deed of Purchase and Sale entered into by MMX Amapá and Amapá Florestal e Celulose S.A. - AMCEL on November 30, 2006, for which the purchase price is R$15.63 million and is to be paid in December 2006, and (ii) the neighboring 57 ha. land at the Santana Port and port, constructions, equipment and other improvements referred to in the Public Deed of Promise to Purchase and Sell entered into by MMX Amapá and Amapá Florestal e Celulose S.A. - AMCEL on November 30, 2006, for which the purchase price is R$10,769,896.17 and is to be paid on January 8, 2008. In respect of the purchase price for the former, before closing, Seller shall cause the Quotaholder to contribute to the capital of MMX Amapá 30% of R$15.63 million and MMX S.A. shall contribute to the capital of MMX Amapá 70% of R$15.63 million. As to the latter, Seller shall provide to Buyer, at Closing, a promissory note of Seller in the principal amount of 30% of R$10,769,896.17 guaranteed by Batista (such note and guarantee, on terms acceptable to Buyer), payable to Buyer on demand by Buyer when the purchase price is required to be paid to permit Buyer to make the necessary capital contribution to MMX Amapá, and at such time MMX S.A. shall contribute to the capital of MMX Amapá 70% of R$10,769,896.17. MMX Amapá agrees that MMX S.A. and Affiliates on the one hand, and Cleveland Clifts, Inc. (“CCI”), on the other hand, shall each have a preferential right to use any available capacity of the Amapá Railway and the Santana Port for future operations, but only if and to the extent that such use does not prejudice the then or planned future uses by MMX Amapá of the Railway and the Port, and against the payment by MMX S.A. or CCI, as the case may be of compensation (payments for use) on commercially reasonable terms, negotiated by MMX Amapá and MMX S.A. or CCI, as the case may be in good faith at the relevant time. If either MMX S.A. or CCI wishes to expand the capacity of the Railway or the Port to provide capacity it can use (on the terms hereof), it may propose such expansion, at its expense, which proposal shall be considered in good faith by MMX S.A. and CCI.

4.19        Minas-Rio Option.   If before Closing an iron ore offtaker has purchased from Seller shares (but fewer than all of such outstanding shares) of the capital stock of Centennial Asset Participações Minas-Rio S.A. (“Minas-Rio”), promptly after Closing, Seller shall grant to Cleveland-Cliffs Inc. an irrevocable option to purchase that number of the outstanding shares of capital stock of Minas-Rio representing 10% (or if fewer Minas-Rio shares are outstanding, a the lower number) of the quotas of MMX Minas-Rio Mineração e Logística Ltda. (MMX Minas-Rio) for a purchase price per share equal to the purchase price per share paid by such offtaker for shares of Minas-Rio, which option may be exercised within ninety days of the date it is granted. In the discretion of Seller, the option may cover an additional number of shares of Minas-Rio so that, indirectly, the option covers 19% of the quotas of MMX Minas-Rio.

4.20        Direct Services.   As promptly after the date hereof as possible, MMX S.A. and Buyer shall discuss in good faith and agree upon services to be provided directly by MMX S.A. to MMX Amapá for 2007 which services are expected to include accounting, legal, mining support, procurement financial services performed by MMX S.A. for the benefit of MMX Amapá, as well as the rates to be charged, and, when appropriate the employees of MMX S.A. who will perform the services, and recordkeeping and auditing procedures.

ARTICLE V

CONDITIONS TO THE OBLIGATIONS OF BUYER

The obligation of Buyer to purchase and pay for the Shares at the Closing is subject to the fulfillment or satisfaction, at or prior to the Closing, of the following conditions, any of which may be waived in whole or in part in writing by Buyer:

5.1        Representations, Warranties and Covenants.   The representations and warranties contained in Section 3.1 and Section 3.2 that are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, at and as of the Closing with the same force and effect as though made on and as of the Closing Date. Seller shall have performed or complied in all material respects with all conditions, covenants, agreements, undertakings and obligations contemplated by this Agreement to be performed or complied with by it at or prior to the Closing.

5.2        Third-Party Consents.   Seller shall have obtained, or shall have caused to have been obtained, all Consents that may be required in connection with the consummation of the transactions contemplated by this Agreement, including the Consents listed on Schedule 3.1.4.

5.3        No Material Adverse Change.   Since the date of this Agreement, there shall not have been any change, event or occurrence that has resulted in, or which is reasonably likely to result in, a Material Adverse Effect or an MMX S.A. Material Adverse Effect.

5.4        No Orders.   There shall be no Orders in effect preventing consummation of any of the transactions contemplated by this Agreement.

5.5        No Litigation.   No Litigation challenging the legality of, or seeking to restrain, prohibit or materially modify, the transactions provided for in this Agreement shall have been instituted and not settled or otherwise terminated.

5.6        Appointment of Attorney-in-Fact for Buyer.   Buyer, Banco Pactual S.A. and Batista shall have entered into arrangements, on terms satisfactory to Buyer and Batista, pursuant to which (A) Banco Pactual S.A. (i) has become the attorney-in-fact of Buyer for Brazilian tax matters relating to the acquisition and holding by Buyer of all of the outstanding capital stock of the Quotaholder, (ii) has agreed that if Brazilian capital gains taxes are required to have been withheld and/or to have been paid by Buyer in connection with the sale by Seller of the Shares to Buyer, and the purchase by Buyer of those Shares, such tax, together with any interest and penalties due in connection therewith, will be paid promptly upon demand by the Brazilian tax authorities (whether such demand is made to Buyer, Banco Pactual S.A. as attorney-in-fact of Buyer, Seller or otherwise, provided, however, that Seller, Batista and Banco Pactual S.A. shall not be required to waive any defense against a tax assessment, re-assessment or demand from Brazilian tax authorities) by Banco Pactual S.A., as such attorney-in-fact, or by Seller and/or Batista, (iii) has agreed to look only to, and seek reimbursement for payment of such tax, interest and penalties only from Batista, and (iv) has agreed not to look to, and not to seek such reimbursement from, Buyer or any Affiliate of Buyer, and (B) Batista has agreed (i) to all of the foregoing (ii) not to look to, and not to seek reimbursement for any such tax, interest and penalties from, Buyer or any Affiliate of Buyer, and (iii) to indemnify and hold harmless Buyer and all of its Affiliates from and against any of the foregoing tax, interest and penalties and any such reimbursement as well as costs and expenses of these arrangements. For the purposes of this Section 5.6, the term “Banco Pactual S.A.” shall include any Affiliates of Banco Pactual S.A.

5.7        Debt Financing.   MMX Amapá shall have entered into definitive documentation providing for debt financing of not less than US$200 million on commercially reasonable and customary terms, to include, inter alia, the providing of guarantees and collateral by MMX Amapá, Logística and the Quotaholder, which financing will become non-recourse upon Project Completion (as defined in the Loan Agreements).

5.8        Ore Body Testing.   Buyer shall have completed by February 20, 2007 an ore body testing program and on the basis of the results of that program shall have concluded in its reasonable judgment that from the ore body MMX Amapá should be able, on commercially reasonable economic terms, to produce (a) 4.7 million tons per year of DRI pellet feed and 1.8 million tons per year of sinter feed (both wet base), for at least 15 years, (b) with concentrate quality of such 4.7 million tons per year of DRI pellet feed meeting or exceeding the specifications of the GIIC Supply Agreement, (c) with average product weight recovery equal to or greater than 45% and (d) with a mining strip ratio that is equal to or less than 1:1. If, by the close of business on February 20, 2007, Buyer has not advised Seller in writing that this condition 5.8 has not been met, this condition shall be deemed to have been met.

5.9        No Liabilities.   As of the Closing, none of the Amapá Companies shall have any indebtedness or other liabilities whatsoever, whether known, due or to become due, accrued, absolute, contingent or otherwise, direct or indirect, except (A) in the cases of MMX Amapá and Logística (i) as set forth on the Balance Sheet, (ii) those incurred on arms-length terms as permitted by Section 4.11 hereof after the date hereof, (iii) those incurred from the date of the Balance Sheet to the date hereof, treating the standard set forth in the first sentence of such Section 4.11 to be the standard for that period, and (iv) those created, assumed or contemplated by or in the Loan Agreements, and (B) in the case of the Quotaholder than reflected on its balance sheet at September 30, 2006 referred to in Section 3.2.8 and no others.

5.10        GIIC Supply Agreement.   The GIIC Supply Agreement shall remain in force and effect, and MMX S.A. shall have performed each obligation to be performed by it by the Closing Date.

5.11        Closing Deliveries and Actions.   Seller shall have delivered or caused to be delivered to Buyer, and taken such other actions, as follows:

(a)        true, correct and complete corporate books of the Quotaholder, and a statement issued by the custodian of the Shares reflecting the transfer of the Shares at Closing;

(b)        a certificate of the Secretary of Seller certifying that attached thereto are true and correct copies of resolutions duly and validly adopted by the sole member of Seller authorizing and approving this Agreement and the Ancillary Agreements and all other transactions and agreements contemplated hereby or thereby to be undertaken by Seller;

(c)        a certificate of an officer of Seller certifying that each of the conditions contained in Section 5.1 has been satisfied;

(d)        resignations of the members of the Board of Directors and Diretoria (executive officers) of the Quotaholder set forth on Exhibit B;

(e)        a quotaholders’ agreement, in the form attached hereto as Exhibit C, among the Quotaholder, MMX S.A., and MMX Amapá (the “Quotaholders’ Agreement”) to be revised as noted therein, duly executed by the Quotaholder, MMX S.A., and MMX Amapá and filed with MMX Amapá;

(f)        an operations management/technical services agreement, in the form attached hereto as Exhibit D, between MMX Amapá and Cliffs International Mineração Brasil Ltda. (the “Management Agreement”) duly executed by MMX Amapá;

(g)        a corporate services agreement, in the form attached hereto as Exhibit E, between MMX Amapá and MMX S.A. (the “Services Agreement”) to be revised to reflect the agreement contemplated in Section 4.20, duly executed by MMX Amapá and MMX S.A.;

(h)        an amendment to the articles of association of MMX Amapá which is fully consistent with the Quotaholders Agreement, duly executed by the Quotaholder and MMX S.A., which amendment contemplates, among other matters, the resignations of the current managers of MMX Amapá and election of new managers of MMX Amapá in accordance with its amended articles of association and the Quotaholders’ Agreement;

(i)        unless the merger referred to in Section 4.15 has occurred, an amendment to the articles of association of Logística, duly executed by MMX Amapá and MMX S.A. (as the mandatory second quotaholder), which amendment is fully consistent with the Quotaholders Agreement, and contemplates, among other matters, the resignations of the current managers of Logística and election of new managers of Logística in accordance with its amended articles of association and the Quotaholders’ Agreement;

(j)        written resolution by the quotaholders of MMX Amapá instituting and appointing the members of the Technical Committee and the Management Committee of MMX Amapá, duly executed by MMX S.A. and the Quotaholder, in accordance with the Quotaholders’ Agreement;

(k)        a release in favor of MMX Amapá from Banco ABC Brasil S.A., reasonably satisfactory to Buyer, concerning the terms sheet among MMX Amapá, Banco ABC Brasil S.A. (acting through its Cayman Islands branch) and Arab Banking Corporation BCS dated March 10, 2006 and accepted by MMX Amapá on March 13, 2006;

(l)        an inter-company iron ore supply agreement between MMX Amapá and MMX S.A., duly executed by the parties thereto in the form attached hereto as Exhibit F (the “Inter-Company Iron Ore Supply Agreement”);

(m)        the promissory notes referred to in Section 4.18; and

(n)        such other documents and instruments as Buyer shall reasonably request to consummate the transactions contemplated hereby.

5.12        Budget.   On the basis of good faith discussions Buyer and Seller shall have mutually agreed budgets for MMX Amapá (and, if relevant, Logística) for 2007 and 2008 and a five-year business plan.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF SELLER

The obligations of Seller at the Closing are subject to the fulfillment or satisfaction, at or prior to the Closing, of the following conditions, any of which may be waived in whole or in part in writing by Seller:

6.1        Representations, Warranties and Covenants.   The representations and warranties contained in Section 3.3 that are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, at and as of the Closing with the same force and effect as though made on and as of the Closing Date. Buyer shall have performed or complied in all material respects with all conditions, covenants, agreements, undertakings and obligations contemplated by this Agreement to be performed or complied with by it at or prior to the Closing.

6.2        No Orders.   There shall be no Orders in effect preventing consummation of any of the transactions contemplated by this Agreement.

6.3        No Litigation.   No Litigation challenging the legality of, or seeking to restrain, prohibit or materially modify, the transactions provided for in this Agreement shall have been instituted and not settled or otherwise terminated.

6.4        Deliveries.   Buyer shall have delivered or caused to be delivered to Seller the following:

(a)        the Purchase Price in the amount and manner specified in Section 1.2;

(b)        a certificate of the Secretary or Assistant Secretary of Buyer certifying that attached thereto are true and correct copies of resolutions duly and validly adopted by the Board of Directors of Buyer authorizing and approving this Agreement and the Ancillary Agreements and all other transactions and agreements contemplated hereby or thereby to be undertaken by Buyer;

(c)        a certificate of an officer of Buyer certifying that each of the conditions in Section 6.1 has been satisfied;

(d)        a copy of the Quotaholders’ Agreement, duly executed by Buyer;

(e)        a copy of the Management Agreement, duly executed by Cliffs International Mineração Brasil Ltda.;

(f)        a copy of the Services Agreement, duly executed by the parties thereto;

(g)        a copy of the Inter-Company Iron Ore Supply Agreement, duly executed by the parties thereto; and

(h)        such other documents and instruments as Seller shall reasonably request to consummate the transactions contemplated hereby.

6.5        Consents; Bid and Exchange Transaction.   Buyer shall have obtained, or shall have caused to have been obtained, all Consents listed on Schedule 3.4.4, shall have taken all steps necessary to secure Buyer’s good standing as a foreign investor under the applicable regulations issued by the CVM and the Central Bank of Brazil, and shall have entered into all arrangements required for the purposes of causing the Bid to be timely submitted and the Exchange Transaction to be settled as described in Section 1.3 hereof.

6.6        Budget.   On the basis of good faith discussions Buyer and Seller shall have mutually agreed budgets for MMX Amapá (and, if relevant, Logística) for 2007 and 2008 and a five-year business plan.

ARTICLE VII

INDEMNIFICATION AND SURVIVAL

7.1        Survival.   Each of the representations and warranties contained in ARTICLE III and in Section 10.3 will survive the Closing and remain in full force and effect until the second anniversary of the Closing Date, except that the representations and warranties contained in Sections 3.1.1, 3.1.2, 3.1.3, 3.2.1, 3.2.2, 3.2.3, 3.3.1, 3.3.2, 3.4.1, 3.4.2, 10.3(a) and 10.3(b) shall survive the Closing and remain in full force and effect indefinitely and the representations and warranties contained in Sections 3.2.13 and 3.2.14 shall survive the Closing and remain in full force and effect until the expiration of the statute of limitations applicable to the matters covered thereby. Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity is sought under this Agreement will survive the time at which it would otherwise terminate pursuant to the preceding sentence if written notice of an alleged inaccuracy or breach thereof giving rise to such potential right of indemnity shall have been given to the party against whom such indemnity is sought prior to such time; provided, however, that the applicable representation or warranty will survive only with respect to the particular inaccuracy or breach specified in such written notice. All covenants and agreements of the parties contained in this Agreement will survive the Closing indefinitely.

7.2        Indemnification by Seller.   Subject to the terms and conditions of this ARTICLE VII, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including, subsequent to the Closing, the Amapá Companies), and their respective officers, directors, partners, employees, agents and representatives (collectively, the “Buyer Indemnified Persons”) from and against, and shall reimburse them for, any and all liabilities, damages, claims, demands, assessments, penalties, fines, judgments, awards, settlements, Taxes, costs, fees (including, but not limited to, attorneys’ fees), expenses and disbursements (collectively, “Losses”) resulting from or arising in connection with (a) any inaccuracy in any representation or warranty contained in Section 3.1, 3.2, 3.3 or 10.3 of this Agreement, (b) any breach of any covenant or agreement made by Seller in this Agreement, (c) the conduct of the business of IRX and any liability or obligation of or in respect of IRX, whether arising before, on or after the Closing Date, including any Losses relating to the ownership or sale by MMX Amapá of the quotas of IRX, (d) any termination, revocation, withdrawal or diminution in ability to use or exploit the Amapá Railway or the Amapá Railway Concession Agreement resulting from a change of control of Logística or MMX Amapá, (e) the failure by DNPM to approve unconditionally the exploration reports filed by MMX Amapá with respect to tenements DNPM nos. 852.730/93, 858.010/99 and 858.114/04, (f) the class action suit (acao civil publica) #2006.31.00.001801-2 filed by the Federal Public Attorney (Ministerio Publico Federal) against, inter alia, MMX Amapá before the Federal Courts of the city of Macapá and (g) any cost to the Amapá Subsidiaries with respect to securing the right to occupy for exploration and/or mining purposes the overlying properties related to tenements DNPM nos. 852.730/93, 858.010/99 and 858.114/04 in excess, in the aggregate, of US$1 million.

7.3        Indemnification by Buyer.   Subject to the terms and conditions of this ARTICLE VII Buyer shall indemnify, defend and hold harmless Seller and its Affiliates, and their respective officers, directors, partners, employees, agents and representatives (collectively, the “Seller Indemnified Persons”) from and against, and shall reimburse them for, any Losses resulting from or arising in connection with (a) any inaccuracy in any representation or warranty contained in Section 3.4 of this Agreement and (b) any breach of any covenant or agreement made by Buyer in this Agreement.

7.4        Procedures for Third-Party Claims.

7.4.1    If any Person entitled to seek indemnification under Section 7.2 or 7.3 (an “Indemnified Person”) receives notice of the assertion or commencement against such Indemnified Person of a Third-Party Claim with respect to which the party against whom such indemnification is being sought (an “Indemnifying Party”) is obligated to provide indemnification under this Agreement, the Indemnified Person will give such Indemnifying Party reasonably prompt written notice thereof. Such notice by the Indemnified Person will describe the Third-Party Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Person. The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnified Person, to assume, the defense of any Third-Party Claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel (reasonably satisfactory to the Indemnified Person), and the Indemnified Person will cooperate in good faith in such defense.

7.4.2    If, within ten calendar days after giving notice of a Third-Party Claim to an Indemnifying Party pursuant to Section 7.4.1, an Indemnified Person receives written notice from the Indemnifying Party that the Indemnifying Party has elected to assume the defense of such Third-Party Claim as provided in the last sentence of Section 7.4.1, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnified Person in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten calendar days after receiving written notice from the Indemnified Person that the Indemnified Person reasonably believes the Indemnifying Party has failed to take such steps or if the Indemnifying Party has not undertaken fully to indemnify the Indemnified Person in respect of all Losses relating to the matter, the Indemnified Person may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of the Indemnified Person, the Indemnifying Party will not enter into any settlement of any Third-Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnified Person for which the Indemnified Person is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to the Indemnified Person or does not include an unconditional release of all Indemnified Persons. If a firm offer is made to settle a Third-Party Claim (a) without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Person for which the Indemnified Party is not entitled to indemnification hereunder and (b) without providing for injunctive or other non-monetary relief, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Person to that effect. If the Indemnified Person fails to consent to such firm offer within 20 calendar days after its receipt of such notice, the Indemnified Person may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim will not exceed the amount of such settlement offer. Seller and Buyer shall make available to each other, their counsel and accountants (and, subsequent to the Closing, Buyer will cause the Amapá Companies to make available to Seller), all information and documents reasonably available to them that relate to any Third-Party Claim that may be subject to indemnification hereunder and to render to each other such assistance as may reasonably be required in order to ensure the proper and adequate defense of any such claim.

7.5        Direct Claims.   Any claim by an Indemnified Person on account of Losses which does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof. Such notice by the Indemnified Person will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Person. The Indemnifying Party will have a period of ten calendar days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such ten-day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Person will be free to pursue such remedies as may be available to the Indemnified Person on the terms and subject to the provisions of this Agreement.

7.6        Limitations on Claims for Indemnification.   The rights of Buyer Indemnified Persons and Seller Indemnified Persons to indemnification under this ARTICLE VII shall be limited as follows:

7.6.1    Notwithstanding anything to the contrary contained in this Agreement, no Buyer Indemnified Person will be entitled to make a claim for indemnification against Seller under Section 7.2(a) unless and until the aggregate amount of Losses incurred by Buyer Indemnified Persons and indemnifiable under this ARTICLE VII exceeds US$1 million (the “Basket”), in which event the Buyer Indemnified Person may assert rights to indemnification thereunder to the full extent of indemnifiable Losses in respect thereof, and no Seller Indemnified Person will be entitled to make a claim for indemnification against Buyer under Section 7.3(a) unless and until the aggregate amount of Losses incurred by Seller Indemnified Persons and indemnifiable under this ARTICLE VII exceeds the Basket, in which event the Seller Indemnified Person may assert rights to indemnification thereunder to the full extent of indemnifiable Losses in respect thereof; provided, however, that the indemnification obligations of Seller, under Section 7.2(a), on the one hand, and of Buyer under Section 7.3(a), on the other hand, will not exceed US$67 million (the “Cap”); provided further, however, that claims for indemnification arising out of a breach of the representations or warranties contained in Sections 3.1.1, 3.1.2, 3.1.3, 3.1.7, 3.2.1, 3.2.2, 3.2.3, 3.3.1, 3.3.2, 3.4.1, 3.4.2, 10.3(a) and 10.3(b) shall not be subject to the Basket or Cap.

7.6.2    The amount of Losses for which indemnification is provided under Sections 7.2 and 7.3 shall be computed net of any insurance proceeds received by the Indemnified Person in connection with such Losses, reduced by all costs and expenses related thereto and any premium increase or expense resulting therefrom.

7.6.3    If the receipt of payment in respect of any claims made under Section 7.2 or 7.3 results in the actual realization by the Indemnified Person of a Tax benefit, then the Indemnified Person will promptly reimburse the Indemnifying Party for the amount of the benefit realized. The parties will cooperate in determining the Tax benefit actually realized by the Indemnified Person.

7.6.4    Any failure to give timely notice or to include any specified information in any notice as provided in Section 7.4 or 7.5 will not affect the rights or obligations of any party hereunder, except and only to the extent that, as a result of such failure, any party that was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise materially prejudiced as a result of such failure

7.7        Limitation of Liability.   The total liability under this Article VII by either Buyer on Seller shall be limited to the Purchase Price.

ARTICLE VIII

TERMINATION

8.1        Termination of Agreement.   This Agreement may be terminated at any time prior to the Closing as follows:

(a)        By the mutual written consent of Buyer and Seller;

(b)        By Buyer, if there has been a violation or breach by Seller or Batista of any representation, warranty or covenant contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer to consummate the Closing, and such violation or breach has not been waived by Buyer or, in the case of a covenant breach, cured within ten calendar days after written notice thereof from Buyer;

(c)        By Seller, if there has been a violation or breach by Buyer of any representation, warranty or covenant contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Seller to consummate the Closing, and such violation or breach has not been waived by Seller or, in the case of a covenant breach, cured within ten calendar days after written notice thereof from Seller; or

(d)        By Buyer or Seller, if the Closing has not occurred by March 1, 2007; provided, however, that neither Buyer nor Seller will be entitled to terminate this Agreement pursuant to this Section 8.1(d) if such Person’s breach of this Agreement (or any breach by Batista, or MMX S.A., in the case of Seller) has prevented the Closing from occurring.

8.2         Effect of Termination.   If this Agreement is terminated pursuant to Section 8.1, this Agreement shall thereafter become void and have no further force or effect, and all further obligations of the parties under this Agreement shall terminate without further liability of any party to any other party, except that (a) the provisions of ARTICLE VII, ARTICLE IX and ARTICLE XII and this Section 8.2 shall continue in full force and effect and (b) such termination shall not constitute a waiver by any party of any claim it may have for damages caused by reason of, or relieve any party from liability for, any breach of this Agreement prior to termination. None of the parties hereto shall be entitled to seek consequential, punitive or exemplary damages as a result of breach or termination of this Agreement.

8.3        Specific Performance.   The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which Buyer may be entitled, Buyer is entitled to a decree of specific performance, provided that it is not in material breach hereunder.

ARTICLE IX

BATISTA UNDERTAKING

Batista hereby, irrevocably and unconditionally, agrees to cause each of Seller and MMX S.A. to diligently, timely and fully perform each of its obligations under this Agreement and guarantees Seller’s and MMX S.A.’s performance of each of its obligations set forth in this Agreement.

ARTICLE X

MMX S.A. UNDERTAKING

10.1        Mergers.   MMX S.A. hereby agrees that, as a quotaholder of MMX Amapá, it will vote in favor of and cause to be taken the necessary steps to effect the merger of the surviving entity of the upstream merger of the Quotaholder with and into its first tier parent (at the time of such upstream merger) with and into MMX Amapá, in which latter merger (the downstream merger), MMX Amapá will be the surviving entity as provided in Section 4.16 hereof.

10.2        Covenants.   MMX S.A. hereby agrees to perform in accordance with their own terms the covenants set forth in Sections 4.7 – Tax Matters, 4.9 – Further Debt Financing, 4.15 – Merger of Logística, 4.17 – Provision of Corporate Guarantees, 4.18 – Financing of Port Land Acquisitions and 4.20 – Direct Services.

10.3        Representations and Warranties.   MMX S.A. represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

(a)        Organization, Good Standing and Authority.   MMX S.A. is a company duly organized, validly existing and in good standing under the Laws of Brazil. MMX S.A. has the requisite power and authority to own, operate and lease its properties and to carry on its business as presently being conducted.

(b)        Authorization, Validity and Non-Contravention.   Each of this Agreement and the Ancillary Agreements to which MMX S.A. is a party has been duly and validly executed and delivered by MMX S.A. and, assuming the due execution of each Agreement by the other parties thereto constitutes the legal, valid and binding obligation of MMX S.A., enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting generally the enforcement of creditors’ interests and (ii) the availability of equitable remedies (whether in a proceeding in equity or at law). MMX S.A. has the requisite power and authority to enter into this Agreement and the Ancillary Agreements to which MMX S.A. is a party and to undertake and perform fully the transactions contemplated hereby and thereby. All necessary action has been taken by and on behalf of MMX S.A. with respect to the authorization, execution, delivery and performance of this Agreement and the Ancillary Agreements to which MMX S.A. is a party. Neither the execution and delivery of this Agreement and the Ancillary Agreements to which MMX S.A. is a party by MMX S.A. nor the performance of its obligations under any thereof will (i) violate, conflict with or result in a breach of any law, statute, code, ordinance, rule, regulation, treaty, convention or other requirement of any Governmental Authority binding on MMX S.A. or any order, judgment, injunction, award, decree, ruling, charge or writ of any Governmental Authority binding on MMX S.A. or MMX S.A.’s charter documents or (ii) violate, conflict with or result in a breach or termination of any material contracts to which MMX S.A. is a party.

(c)        Consents.   No consents, approvals, authorizations, waivers or notifications of any Governmental Authority or any other person are required to be obtained by MMX S.A. in connection with the execution and delivery by MMX S.A. of this Agreement or the Quotaholders’ Agreement or the consummation of the transactions contemplated hereby or thereby.

ARTICLE XI

DEFINITIONS

11.1        Defined Terms.   The following terms when used in this Agreement with initial capital letters have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the first Person, and any successors or assigns of such Person; and as used in this definition, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Quotaholders’ Agreement, the Management Agreement, the Services Agreement, the Inter-Company Iron Ore Supply Agreement, and each agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer, Seller, the Quotaholder or Batista in connection with the consummation of the transactions contemplated by this Agreement.

“Budget” means the budget for 2007 prepared by MMX S.A. and Buyer and attached hereto as Exhibit J.

“Business Day” means a day on which banks are open for business in New York City, New York, and São Paulo, Brazil.

“Consents” means all consents, approvals, authorizations, waivers or notifications of any Governmental Authority or any other Person.

“CPMF” means Brazilian tax on financial transfers.

“CVM” means Comissão de Valores Mobiliários of Brazil, including all successors thereto.

“DNPM” means the Departamento Nacional de Produção Mineral.

“DRI” means direct reduction iron.

“Environment” means fauna, flora, soil, surface waters, groundwaters, land, surface or subsurface strata, ambient air or any other environmental medium.

“Environmental Condition” means a condition with respect to the Environment which has resulted, or is reasonably likely to result, in a material loss, liability, cost or expense to an Amapá Company.

“Environmental Law” means any Law for the protection of the Environment.

“Exchange Rate” means, on the relevant date, the average of the U.S. Dollar commercial sale/purchase exchange rate announced by Banco Central do Brasil for such date, through SISBACEN, by means of transaction PTAX800, option 5, accounting rates.

“Exploration Agreement” means the agreement entered into by MMX Amapá with MPBA dated as of June 14, 2005, providing MMX Amapá with the right to explore for, develop and exploit, subject to the terms and conditions thereof, iron and other non-precious metals in certain properties held by MPBA.

“GIIC” means Gulf Industrial Investment Co., a company organized and existing under the Laws of the Kingdom of Bahrain.

“GIIC Supply Agreement” means the Iron Ore Supply Agreement, dated November 9, 2006, among MMX S.A., MMX Amapá, MMX Minas-Rio Mineração e Logística Ltda. and GIIC.

“Governmental Authority” means any international, foreign, federal, state, regional, county, or local Person having governmental or quasi-governmental authority or subdivision thereof, including any federal, state or municipal environmental agencies or authorities, the DNPM, the Port Authority (Capitania dos Portos), the National Agency for Waterway Transportation (Agência Nacional de Transportes Aquaviários – ANTAQ) and, to the extent necessary, the National Land Transportation Agency (ANTT – Agência Nacional de Transportes Terrestres).

“Knowledge of Seller” means the knowledge of the management level employees of Seller and the Amapá Companies having responsibility over the relevant matter, including such knowledge as such persons would have had after due inquiry of all responsible individuals to which the matter pertains.

“Law” means any law, statute, code, ordinance, rule, regulation, treaty, convention or other requirement of any Governmental Authority.

“Lien” means any lien, security interest, mortgage, pledge, hypothecation, easement or conditional sale or other title retention agreement, defect in title, restrictive covenant, option to purchase, restriction on sale (including right of first refusal) or other restriction on title, use, operation or voting of any kind.

“Material Adverse Effect” means any change or effect that is, or is reasonably likely to be, materially adverse to the business operations, income, assets, properties, liabilities,

financial condition or prospects of the Amapá Companies, taken as a whole, but excluding changes due to economic conditions generally or to the cyclical nature of the business of the Amapá Companies.

“MMX S.A. Material Adverse Effect” means any change or effect that is, or is reasonably likely to be, materially adverse to the business operations, income, assets, properties, liabilities, financial condition or prospects of MMX S.A., but excluding changes due to economic conditions generally or to the cyclical nature of the business of MMX S.A.

“MPBA” means Mineração Pedra Branca de Amapari Ltda.

“MPBA Rights” means those certain tenements held by MPBA which are the subject matter of the Exploration Agreement and the MPBA Letter Agreement.

“Order” means any order, judgment, injunction, award, decree, ruling, charge or writ of any Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business of the Amapá Companies consistent with prudent and commercially reasonable business customs and practices, including with respect to quantity and frequency.

“Permitted Liens” means (i) Liens for Taxes or other governmental charges not yet due or being contested in good faith, (ii) mechanics’, carriers’, workmen’s, repairmen’s and similar statutory liens arising or incurring in the Ordinary Course of Business and (iii) Liens which do not materially detract from the value, or materially interfere with the current or intended use, of the property or assets subject thereto.

“Person” means any individual, sole proprietorship, partnership (of any kind), corporation, limited liability company, unincorporated society or association, trust, or other entity.

“Stock Exchange” means the BOVESPA - Bolsa de Valores de São Paulo, a stock exchange validly organized and existing in accordance with the Laws of Brazil and authorized by the CVM to function as such.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes filed with a taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all taxes, contributions and fees (including income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, social security, employment, unemployment compensation, payroll-related and property taxes, alternative minimum, estimated stamp, value added, windfall profits, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or additional amounts, interest and penalties with respect thereto. Such term shall also include any “Taxes” as to which any Amapá Company is liable as a successor or transferee or pursuant to a contractual obligation.

“Third-Party Claim” means any claim, demand, action, suit or proceeding made or brought by any Person that is not a party to this Agreement.

11.2        Additional Terms.   The following additional terms have the meanings ascribed to them in the Sections designated below:

Defined Term	Section
Agreement	Preamble
Amapá Companies	3.2.1
Amapá Interests	3.2.2(a)
Amapá Permit	3.2.7
Amapá Personalty	3.2.4
Amapá Project	Recitals
Amapá Railway	Recitals
Amapá Real Property	3.2.5(a)
Amapá Subsidiaries	Recitals
Antitrust Authorities	3.2.21
Antitrust Law	4.7(a)
Assignment	3.2.5(c)
Balance Sheet	3.2.8(a)
Basket	7.6.1
Batista	Preamble
Bid	1.3
Buyer	Preamble
Buyer Indemnified Persons	7.2
Cap	7.6.1
Closing	ARTICLE II
Closing Date	ARTICLE II
Contracts	3.2.6(a)
Direct Claim	7.5
Directors’ Shares	Recitals
Downstream Merger	4.16
Exchange Transaction	1.3
Indemnified Person	7.4.1
Indemnifying Party	7.4.1
Inter-Company Iron Ore Supply Agreement	5.11(l)
IRX	Recitals
Litigation	3.1.5
Loan Agreements	Recitals
Logística	Recitals
Losses	7.2
Management Agreement	5.11(f)
Minas-Rio	4.19
Mining Rights	3.2.5(c)

Defined Term	Section
MMX Amapá	Recitals
MMX S.A.	Preamble
MPBA Letter Agreement	3.2.5(f)
Newco Brazil	4.16
Options	3.1.3
Permit	3.2.7
Project Lenders	Recitals
Purchase Price	1.2
Quotaholder	Recitals
Quotaholders’ Agreement	5.11(e)
Railway Concession Agreement	3.2.6(d)
Records	4.7(a)
Santana Port	Recitals
Seller	Preamble
Seller Indemnified Persons	7.3
Services Agreement	5.11(g)
Shares	Recitals
Tax Returns	3.2.14(a)
Upstream Merger	4.16

ARTICLE XII

MISCELLANEOUS

12.1        Amendments.   This Agreement may be amended or modified only by a written instrument duly executed by Buyer and Seller that makes specific reference to this Agreement.

12.2        Notices.   All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given upon receipt when delivered by hand, by telecopy or when sent by an internationally recognized overnight delivery providing receipt of delivery, to the following addresses:

If to Buyer to:

Cleveland-Cliffs Inc

1100 Superior Avenue

Cleveland, OH 44114

U.S.A.

Facsimile No.: (216) 694-5534

Attention: James A. Trethewey

with a copy to:

Cleveland-Cliffs Inc

1100 Superior Avenue

Cleveland, OH 44114

U.S.A.

Facsimile No.: 1-216-694-6741

Attention: George W. Hawk, Jr.

If to Seller to:

Centennial Asset Mining Fund LLC

C/O Praia do Flamengo, 154 – 10th floor

Rio de Janeiro – RJ 22210-030

Brazil

Facsimile No.: +5521 2555 5560

Attention: Flavio Godinho

If to Batista to:

Eike Fuhrken Batista

Praia do Flamengo, 154 – 10th floor

Rio de Janeiro – RJ 22210-030

Brazil

Facsimile No.: +5521 2555 5560

Attention: Eike Batista

12.3        Fees and Expenses.   Each party shall bear its own costs, fees and expenses (including attorneys’ and advisors’ fees and expenses) incurred in connection with the negotiation, preparation and execution of this Agreement and consummation of the transactions contemplated hereby.

12.4        Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. No assignment shall relieve the assignor of its obligations or liabilities hereunder without the prior written consent of the other parties hereto, and no assignment shall occur without the prior written consent of the other parties. Any assignment in violation of the foregoing shall be null and void ab initio.

12.5        Choice of Law.   This agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York.

12.6        Arbitration.   The parties hereto acknowledge and agree that any claim, controversy, or other matter in question arising out of or relating to this Agreement or the Ancillary Agreements shall be resolved through an arbitration conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce. The parties shall be entitled to be represented by legal counsel at any arbitration proceeding, and any party thereto may request that such proceedings be stenographically recorded by a certified court reporter. All arbitration proceedings shall be conducted in English, in London, or at such other location as shall be mutually agreed to by the parties, on a date and at a time which is reasonably acceptable to each of the parties thereto and the arbitrator, chosen in accordance with the Rules of Arbitration of the International Chamber of Commerce. The decision of the arbitrator shall be final, conclusive and binding on the parties thereto.

12.7        Severability.   If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the remainder of the provisions of this Agreement (or the application of such provision in other jurisdictions or to Persons or circumstances other than those to which it was held invalid, illegal or unenforceable) will in no way be affected, impaired or invalidated, and to the extent permitted by applicable Law, any such provision will be restricted in applicability or reformed to the minimum extent required for such to be enforceable. This provision will be interpreted and enforced to give effect to the original written intent of the parties prior to the determination of such invalidity or unenforceability.

12.8        Entire Agreement.   This Agreement (including the Schedules and Exhibits) constitutes the entire agreement among the parties and supersedes any prior understandings or agreements by or among the parties, written or oral, related to the subject matter hereof.

12.9        Construction.   The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Unless the context otherwise requires, (a) all representations and warranties and other provisions contained herein relating to the Shares or other Amapá Interests (including Sections 1.1 and 1.2) shall be deemed to include any director qualifying shares and, in the case of Logística, the quota held by MMX S.A., as the mandatory second quotaholder, (b) any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, (c) the use of the singular shall include the plural, the use of the masculine shall include the feminine, and vice versa, (d) all references to Sections, Articles, Exhibits or Schedules are to Sections, Articles, Exhibits or Schedules of or to this Agreement, (e) each of the Schedules will apply only to the corresponding Section or subsection of this Agreement, and (f) the word “including” shall mean including without limitation.

12.10        Third-Party Beneficiaries.   Except with respect to the right to indemnification under ARTICLE VII, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person, other than the parties hereto, any rights or remedies under or by reason of this Agreement.

12.11        Incorporation of Exhibits and Schedules.   The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof. Any information disclosed on any Schedule or Section hereto shall be deemed disclosed on any other Schedule or Section of this Agreement.

12.12        Headings.   The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12.13        Counterparts.   This Agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

12.14        Effect of Loan Documents.   Where relevant, each of the representations and warranties set forth in ARTICLE III and covenants set forth in ARTICLE IV shall be deemed to contain a reference to the loan documentation referred to in Section 5.7.

12.15        Section 338(g).   Seller acknowledges that Buyer will elect to trust its purchase of the Shares as an asset acquisition under U.S. income tax law, pursuant to Section 338(g) of the Internal Revenue Code.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CLIFFS INTERNATIONAL LUX IV SARL

By:	/s/ Joseph A. Carrabba
Name:
Title:

CENTENNIAL ASSET MINING FUND LLC

By:	/s/ Eike Fuhrken Batista
Name:
Title:

/s/ Eike Fuhrken Batista
EIKE FUHRKEN BATISTA

MMX MINERAÇÃO E METÁLICOS S.A.

By:	/s/ Eike Fuhrken Batista
Name:
Title:

By:	/s/ Flavio Godinho
Name:
Title: